UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 001-41448

Gorilla Technology Group Inc.

(Translation of registrant’s name into English)

Meridien House

42 Upper Berkeley Street

Marble Arch

London, United Kingdom W1H 5QJ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Annual General Meeting Results

On July 12, 2023, Gorilla Technology Group Inc., a Cayman Islands exempted company (the “Company”), held its Annual General Meeting of Shareholders (the “AGM”). As of the close of business on May 9, 2023, the record date for the AGM, 67,601,468 ordinary shares of the Company were issued and outstanding and entitled to vote on each proposal at the AGM.

Set forth below are the proposals voted on at the AGM and the final vote tabulation as certified by the Inspector of Election. Each proposal was described in greater detail in the shareholder materials furnished with the Company’s Report on Form 6-K filed with the U.S. Securities and Exchange Commission on June 14, 2023.

Proposal 1 – Ordinary Resolution – Approval of the Gorilla Technology Group Inc. 2023 Omnibus Incentive Plan (the “2023 Plan”):

The shareholders voted to approve the 2023 Plan. The votes for, votes against, votes abstained and broker non-votes are set forth below:

FOR	AGAINST	ABSTAIN	BROKER NON-VOTES
37,604,510	23,183,389	0	N/A

Proposal 2 – Ordinary Resolution – Approval of the Re-Appointment of PricewaterhouseCoopers Taiwan (“PwC Taiwan”) as the Company’s Independent Registered Auditor:

The shareholders voted to approve the re-appointment of PwC Taiwan as the Company’s independent registered auditor for the year ending December 31, 2023, and to authorize the board of directors to fix such auditor’s annual compensation. The votes for, votes against, votes abstained and broker non-votes are set forth below:

FOR	AGAINST	ABSTAIN	BROKER NON-VOTES
62,007,165	110,645	0	N/A

Based on the foregoing votes, the shareholders approved Proposals 1 and 2.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gorilla Technology Group Inc.

Date: July 12, 2023	By:	/s/ Jayesh Chandan
	Name:	Jayesh Chandan
	Title:	Chief Executive Officer (Principal Executive Officer)

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